Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2017

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 1ST QUARTER 2017 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

$ million		Quarters
	Definition	Q1 2017	Q4 2016	Q1 2016%[1]
Income/(loss) attributable to shareholders		3,538	1,541	484	+631
CCS earnings attributable to shareholders	A	3,381	1,032	814	+315
Of which: Identified items	B	(373)	(763)	(739)

CCS earnings attributable to shareholders excluding identified items		3,754	1,795	1,553	+142
Add: CCS earnings attributable to non-controlling interest		109	40	83

CCS earnings excluding identified items		3,863	1,835	1,636	+136
Of which:
Integrated Gas		1,181	907	994
Upstream		540	54	(1,437)
Downstream		2,489	1,339	2,010
Corporate		(347)	(465)	69

Cash flow from operating activities		9,508	9,170	661	+1,338
Cash flow from investing activities		(4,324)	(3,429)	(16,916)
Free cash flow	H	5,184	5,741	(16,255)

Basic earnings per share ($)		0.43	0.19	0.07	+514
Basic CCS earnings per share ($)		0.41	0.13	0.11	+273
Basic CCS earnings per share excl. identified items ($)		0.46	0.22	0.22	+109

Dividend per share ($)		0.47	0.47	0.47	—

1.	Q1 on Q1 change

Compared with the first quarter 2016, CCS earnings attributable to shareholders excluding identified items increased by $2.2 billion, mainly driven by higher contributions from Upstream and Chemicals, partly offset by higher net interest expense.

Cash flow from operating activities for the first quarter 2017 was $9.5 billion, which included negative working capital movements of $1.8 billion, compared with $0.7 billion in the first quarter 2016, which included negative working capital movements of $3.9 billion.

Total dividends distributed to shareholders in the quarter were $3.9 billion, of which $1.2 billion were settled by issuing 47.8 million A shares under the Scrip Dividend Programme.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented: “The first quarter 2017 was a strong quarter for Shell. Cash flow from operating activities of $9.5 billion and free cash flow of $5.2 billion enabled us to reduce debt, and cover our cash dividend for the third consecutive quarter. We saw notable improvements in Upstream and Chemicals, which benefited from improved operational performance and better market conditions. Our operations in Qatar are restarting during the second quarter.

We continue to reshape Shell’s portfolio and to transform the company with over $20 billion divestments completed or announced that will strengthen the balance sheet as they are completed.

The strategy we have outlined to deliver a world-class investment case is taking shape. Following the successful integration of BG, we are rapidly transforming Shell through the consistent and disciplined execution of our strategy. This includes investing around $25 billion this year and the delivery of new projects, which we expect to generate $10 billion in cash flow from operating activities by 2018.”

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ADDITIONAL PERFORMANCE MEASURES

$ million		Quarters
	Definition	Q1 2017	Q4 2016	Q1 2016%[1]
Capital investment	C	4,720	6,913	58,975
Divestments	D	29	3,278	485

Total production available for sale (thousand boe/d)		3,752	3,905	3,661	+2

Global liquids realised price ($)		48.36	44.54	29.49	+64
Global natural gas realised price ($)		4.29	4.03	3.89	+10

Operating expenses	G	9,282	9,895	10,114	-8
Underlying operating expenses	G	9,181	9,844	9,463	-3

ROACE (reported income basis)	E	4.0%	3.0%	-0.4%
ROACE (CCS basis excluding identified Items)	E	3.3%	2.9%	3.8%

Gearing	F	27.2%	28.0%	26.1%

1.	Q1 on Q1 change

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

FIRST QUARTER 2017 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell announced the sale of its interest in the Bongkot field in Thailand, and in April, Shell announced the sale of its interest in the Kapuni assets in New Zealand.

In April, Shell signed an agreement with Nord Stream 2 AG to provide a long-term funding facility of €285 million expected to be drawn down in 2017 and funds of up to €665 million to cover a combination of short and long-term funding and guarantees for a pipeline project.

Upstream

During the quarter, Shell made a final investment decision (“FID”) for the Kaikias deep-water project in the Gulf of Mexico.

Shell announced the sale of a package of United Kingdom North Sea assets, oil sands and in-situ interests in Canada, and onshore interests in Gabon.

Downstream

During the quarter, Shell announced the sale of its interest in the SADAF chemicals joint venture in Saudi Arabia, and in April, Shell announced the sale of its LPG business in Hong Kong.

In April, Shell completed the sale of its interest in Vivo Energy in Africa, and in May Shell completed the separation of Motiva assets in the United States.

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PERFORMANCE BY SEGMENT

INTEGRATED GAS

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016%[1]
Segment earnings	1,822	28	905	+101
Of which: Identified items (Definition B)	641	(879)	(89)
Earnings excluding identified items	1,181	907	994	+19

Cash flow from operating activities	1,951	2,419	2,657	-27

Capital investment[2]	805	1,145	22,824	-96

Liquids production available for sale (thousand b/d)	169	222	224	-25
Natural gas production available for sale (million scf/d)	3,317	3,979	3,532	-6

Total production available for sale (thousand boe/d)	741	908	833	-11

LNG liquefaction volumes (million tonnes)	8.18	8.57	7.04	+16
LNG sales volumes (million tonnes)	15.84	15.34	12.29	+29

1.	Q1 on Q1 change
2.	Q1 2016 included capital investment of $21,773 million related to the acquisition of BG Group plc.

First quarter identified items primarily reflected a gain of some $473 million related to the impact of the strengthening Australian dollar on a deferred tax position and a net gain on fair value accounting of certain commodity derivatives of some $168 million.

Compared with the first quarter 2016, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas, and LNG prices, higher LNG volumes, and increased contributions from trading. This more than offset the impacts of lower liquids production volumes, the accounting reclassification of Woodside in the second quarter 2016, and higher taxation.

Despite higher earnings, cash flow from operating activities decreased compared with the same quarter a year ago as a result of negative working capital movements.

Compared with the first quarter 2016, production volumes decreased mainly as a result of a controlled shutdown of Pearl GTL, partly offset by the contribution of BG assets for an additional month. New field start-ups and the continuing ramp-up of existing fields, in particular Gorgon in Australia, contributed some 62 thousand boe/d to production compared with the first quarter 2016.

Compared with the first quarter 2016, LNG liquefaction volumes mainly reflected the start-up of Gorgon in Australia and the contribution of BG assets for an additional month.

LNG sales volumes mainly reflected increased trading of third-party volumes and higher liquefaction volumes compared with the same quarter a year ago.

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UPSTREAM

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016%[1]
Segment earnings	(530)	35	(1,350)	+61
Of which: Identified items (Definition B)	(1,070)	(19)	87
Earnings excluding identified items	540	54	(1,437)	+138

Cash flow from operating activities	3,849	3,904	448	+759

Capital investment[2]	2,854	3,490	35,038	-92

Liquids production available for sale (thousand b/d)	1,697	1,732	1,557	+9
Natural gas production available for sale (million scf/d)	7,618	7,336	7,373	+3

Total production available for sale (thousand boe/d)	3,011	2,997	2,828	+6

1.	Q1 on Q1 change
2.	Q1 2016 included capital investment of $31,131 million related to the acquisition of BG Group plc.

First quarter identified items primarily reflected the impact of the divestment of Shell’s oil sands interests in Canada, including an impairment loss of $1,436 million partly offset by a gain of $329 million related to the recognition of a deferred tax asset. Identified items also included a gain of $118 million related to the impact of the strengthening Brazilian real on a deferred tax position.

Compared with the first quarter 2016, Upstream earnings excluding identified items benefited from higher realised oil and gas prices, increased production volumes mainly from new assets and improved operational performance, and lower depreciation including the impact of assets held for sale.

Compared with the same quarter a year ago, cash flow from operating activities increased as a result of higher prices and volumes.

The production contribution of BG assets for an additional month, compared with the first quarter 2016, was some 211 thousand boe/d. New field start-ups and the continuing ramp-up of existing fields, in particular Lula Central, Lula Alto and Lapa in Brazil, Kashagan in Kazakhstan, Sabah Gas Kebabangan in Malaysia, and Stones in the Gulf of Mexico, contributed some 142 thousand boe/d to production compared with the first quarter 2016, which more than offset the impact of field declines.

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DOWNSTREAM

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016%[1]
Segment earnings[2]	2,580	1,575	1,700	+52
Of which: Identified items (Definition B)	91	236	(310)
Earnings excluding identified items[2]	2,489	1,339	2,010	+24
Of which:
Oil Products	1,653	823	1,633	+1
Refining & Trading	715	77	662	+8
Marketing	938	746	971	-3
Chemicals	836	516	377	+122

Cash flow from operating activities	3,705	2,286	(1,434)	+358

Capital investment	1,046	2,251	1,092	-4

Refinery processing intake (thousand b/d)	2,630	2,698	2,645	-1

Oil products sales volumes (thousand b/d)	6,508	6,464	6,225	+5

Chemicals sales volumes (thousand tonnes)	4,546	4,414	4,050	+12

1.	Q1 on Q1 change
2.	Earnings are presented on a CCS basis.

First quarter identified items primarily reflected a net gain on fair value accounting of commodity derivatives of $278 million, partly offset by impairments of $100 million. Other identified items included an onerous contract provision of $39 million, a loss on divestment of $24 million and redundancy and restructuring charges of $24 million.

Compared with the first quarter 2016, Downstream earnings excluding identified items benefited from stronger chemicals and refining industry conditions, improved operational performance, and lower operating expenses, partly offset by lower contributions from trading.

Cash flow from operating activities included negative working capital movements of $221 million compared with negative working capital movements of $3,582 million in the same quarter a year ago.

Oil Products

•	Refining & Trading earnings excluding identified items benefited from improved refining industry conditions and operational performance, partly offset by lower contributions from trading.

Refinery processing intake volumes were 1% lower compared with the first quarter 2016. Excluding portfolio impacts, intake volumes were 11% higher compared with the same period a year ago. Refinery availability increased to 94% compared with 90% in the first quarter 2016, mainly as a result of lower unplanned maintenance.

•	Marketing earnings excluding identified items were impacted by lower margins mainly driven by adverse exchange rate effects and divestments, partly offset by lower taxation and operating expenses.

Oil products sales volumes reflected higher trading volumes partly offset by lower marketing volumes, mainly as a result of portfolio impacts.

Chemicals

•	Chemicals earnings excluding identified items benefited from stronger industry conditions driven by tight supply and improved operational performance.

Chemicals sales volumes benefited from improved operational performance and improved demand driven by tight supply conditions in the Americas. Chemicals manufacturing plant availability increased to 93% from 88% in the first quarter 2016, mainly reflecting lower planned maintenance.

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CORPORATE

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016
Segment earnings	(410)	(566)	(456)
Of which: Identified items (Definition B)	(63)	(101)	(525)
Earnings excluding identified items	(347)	(465)	69

Cash flow from operating activities	3	561	(1,010)

First quarter identified items mainly reflected a tax charge of $56 million related to an exchange rate gain on financing of the Upstream business.

Compared with the first quarter 2016, Corporate earnings excluding identified items were impacted by higher net interest expense driven by increased debt following the acquisition of BG, partly offset by higher tax credits.

Compared with the same quarter a year ago, cash flow from operating activities increased mainly as a result of lower costs and favourable working capital movements.

OUTLOOK FOR THE SECOND QUARTER 2017

Compared with the second quarter 2016, Integrated Gas production volumes are expected to be impacted by a reduction of some 25 thousand boe/d mainly associated with the impact of restoring production at Pearl GTL, partly offset by the start-up of Gorgon.

Compared with the second quarter 2016, Upstream earnings are expected to be negatively impacted by a reduction of some 45 thousand boe/d associated with completed divestments, and by some 50 thousand boe/d associated with the impact of lower production at NAM in the Netherlands. Earnings are expected to be positively impacted by some 55 thousand boe/d associated with lower levels of maintenance.

Refinery availability is expected to increase in the second quarter 2017 as a result of lower maintenance compared with the same period a year ago.

Chemicals manufacturing plant availability is expected to increase in the second quarter 2017 as a result of improved operational performance at Bukom and lower maintenance compared with the second quarter 2016.

As a result of completed divestments in Malaysia and Denmark, and the separation of Motiva assets, oil products sales volumes are expected to decrease by some 200 thousand barrels per day compared with the same period a year ago.

Corporate earnings excluding identified items, excluding the impact of currency exchange rate effects and interest rate movements, are expected to be a net charge of $350 – 450 million in the second quarter and a net charge of around $1.4 – 1.6 billion for the full year.

Downstream earnings are expected to include a non-cash tax charge of up to $600 million in the second quarter 2017, associated with the completion of the separation of Motiva assets, which will be treated as an identified item.

Corporate earnings are expected to include a non-cash charge of some $500 – 600 million in the second quarter 2017, driven by the restructuring of the funding of our businesses in North America, which will be treated as an identified item.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016[1]
Revenue[2]	71,796	64,767	48,554
Share of profit of joint ventures and associates	1,198	982	789
Interest and other income	317	1,343	389

Total revenue and other income	73,311	67,092	49,732

Purchases	51,266	45,528	33,286
Production and manufacturing expenses	6,658	6,703	6,765
Selling, distribution and administrative expenses	2,412	2,912	3,106
Research and development	212	280	243
Exploration	443	568	457
Depreciation, depletion and amortisation[3]	7,838	6,558	6,147
Interest expense	1,112	1,115	370

Total expenditure	69,941	63,664	50,374

Income/(loss) before taxation	3,370	3,428	(642)
Taxation charge/(credit)[4]	(274)	1,820	(1,097)

Income/(loss) for the period[2]	3,644	1,608	455
Income/(loss) attributable to non-controlling interest	106	67	(29)

Income/(loss) attributable to Royal Dutch Shell plc shareholders	3,538	1,541	484

Basic earnings per share ($)[5]	0.43	0.19	0.07
Diluted earnings per share ($)[5]	0.43	0.19	0.07

1.	The Consolidated Statement of Income for the first quarter 2016 has not been revised to include a credit of $87 million after taxation that resulted from adjustments made in the third quarter 2016 to the fair value of net assets acquired from BG Group plc. This credit was reflected in the income for the third quarter 2016.
2.	See Note 2 “Segment information”
3.	The first quarter 2017 includes a pre-tax impairment charge of $2,442 million mainly related to the divestment of Shell’s oil sands interests in Canada. (Q4 2016: pre-tax charge of $211 million; Q1 2016: pre-tax charge of $641 million).
4.	The first quarter 2017 includes gains of $329 million related to the recognition of a deferred tax asset as a result of the oil sands divestment, and $535 million driven by the strengthening of the Australian dollar and Brazilian real (Q4 2016: charge of $433 million; Q1 2016: gain of $574 million).
5.	See Note 3 “Earnings per share”

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016
Income/(loss) for the period	3,644	1,608	455
Other comprehensive income net of tax:
Items that may be reclassified to income in later periods:
- Currency translation differences	1,222	(1,484)	2,319
- Unrealised gains/(losses) on securities	129	120	(12)
- Cash flow hedging gains/(losses)	88	(201)	324
- Net investment hedging gains/(losses)	—	(785)	136
- Share of other comprehensive income/(loss) of joint ventures and associates	60	66	8

Total	1,499	(2,284)	2,775
Items that are not reclassified to income in later periods:
- Retirement benefits remeasurements	1,753	2,610	(1,634)

Other comprehensive income/(loss) for the period	3,252	326	1,141

Comprehensive income/(loss) for the period	6,896	1,934	1,596
Comprehensive income/(loss) attributable to non-controlling interest	116	8	4

Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	6,780	1,926	1,592

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016[1]
Assets
Non-current assets
Intangible assets	23,705	23,967	21,327
Property, plant and equipment[2]	233,822	236,098	245,133
Joint ventures and associates[3]	34,236	33,255	35,654
Investments in securities	6,124	5,952	3,474
Deferred tax[3]	15,482	14,425	15,311
Retirement benefits	2,513	1,456	3,108
Trade and other receivables[4]	9,684	9,553	11,047

	325,566	324,706	335,054

Current assets
Inventories	21,589	21,775	17,396
Trade and other receivables[4]	44,201	45,664	47,872
Cash and cash equivalents	19,595	19,130	11,019

	85,385	86,569	76,287

Total assets	410,951	411,275	411,341

Liabilities
Non-current liabilities
Debt	83,009	82,992	73,005
Trade and other payables[4]	6,801	6,925	3,917
Deferred tax	14,773	15,274	16,677
Retirement benefits	13,062	14,130	13,516
Decommissioning and other provisions[5]	29,770	29,618	32,710

	147,415	148,939	139,825

Current liabilities
Debt	8,620	9,484	7,868
Trade and other payables[4]	49,553	53,417	51,069
Taxes payable	8,777	6,685	10,387
Retirement benefits	443	455	401
Decommissioning and other provisions	3,390	3,784	3,777

	70,783	73,825	73,502

Total liabilities	218,198	222,764	213,327

Equity attributable to Royal Dutch Shell plc shareholders	190,817	186,646	196,521
Non-controlling interest	1,936	1,865	1,493

Total equity	192,753	188,511	198,014

Total liabilities and equity	410,951	411,275	411,341

1.	The Condensed Consolidated Balance Sheet at March 31, 2016 has not been revised to reflect the adjustments made in the third quarter 2016 to the provisional fair value of net assets acquired from BG Group plc.
2.	At March 31, 2017, the carrying amount includes $13,500 million of assets held for sale (December 31, 2016: $282 million), of which $9,012 million relate to the oil sands divestment in Canada.
3.	At March 31, 2017, joint ventures and associates and deferred tax assets respectively include the carrying amount of Shell’s interest in the Motiva joint venture of $5,204 million, which is held for sale, and an associated deferred tax liability of $1,376 million.
4.	See Note 6 “Derivative contracts and debt excluding finance lease liabilities”
5.	At March 31, 2017, this includes provisions of $3,025 million related to assets held for sale (December 31, 2016: $482 million).

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2017	683	(901)	11,298	175,566	186,646	1,865	188,511
Comprehensive income/(loss) for the period	—	—	3,242	3,538	6,780	116	6,896
Dividends paid	—	—	—	(3,903)	(3,903)	(31)	(3,934)
Scrip dividends	4	—	(4)	1,249	1,249	—	1,249
Share-based compensation	—	557	(510)	(1)	46	—	46
Other changes in non-controlling interest	—	—	—	(1)	(1)	(14)	(15)

At March 31, 2017	687	(344)	14,026	176,448	190,817	1,936	192,753

At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121
Comprehensive income/(loss) for the period	—	—	1,108	484	1,592	4	1,596
Dividends paid	—	—	—	(3,734)	(3,734)	(35)	(3,769)
Scrip dividends	5	—	(5)	1,476	1,476	—	1,476
Shares issued	120	—	33,930	—	34,050	—	34,050
Share-based compensation	—	369	(381)	123	111	—	111
Other changes in non-controlling interest	—	—	—	150	150	279	429

At March 31, 2016	671	(215)	17,466	178,599	196,521	1,493	198,014

1.	See Note 4 “Share capital”
2.	See Note 5 “Other reserves”

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016
Income/(loss) for the period	3,644	1,608	455
Adjustment for:
- Current tax	1,882	1,241	753
- Interest expense (net)	952	980	272
- Depreciation, depletion and amortisation	7,838	6,558	6,147
- Net (gains)/losses on sale and revaluation of non-current assets and businesses	70	(1,238)	(175)
- Decrease/(increase) in working capital	(1,828)	(648)	(3,909)
- Share of (profit)/loss of joint ventures and associates	(1,198)	(982)	(789)
- Dividends received from joint ventures and associates	776	1,466	688
- Deferred tax, retirement benefits, decommissioning and other provisions	(2,039)	1,078	(1,755)
- Other	501	(153)	(292)
Tax paid	(1,090)	(740)	(734)

Cash flow from operating activities	9,508	9,170	661

Capital expenditure	(4,306)	(5,714)	(5,324)
Acquisition of BG Group plc, net of cash and cash equivalents acquired	—	—	(11,421)
Investments in joint ventures and associates	(194)	(527)	(332)
Proceeds from sale of property, plant and equipment and businesses	122	1,306	46
Proceeds from sale of joint ventures and associates	1	1,411	16
Interest received	123	176	136
Other	(70)	(81)	(37)

Cash flow from investing activities	(4,324)	(3,429)	(16,916)

Net increase/(decrease) in debt with maturity period within three months	(290)	23	873
Other debt:
- New borrowings	364	189	264
- Repayments	(1,322)	(3,327)	(1,969)
Interest paid	(850)	(1,073)	(534)
Change in non-controlling interest	2	291	422
Cash dividends paid to:
- Royal Dutch Shell plc shareholders	(2,654)	(2,323)	(2,258)
- Non-controlling interest	(31)	(72)	(35)
Repurchases of shares	—	—	—
Shares held in trust: net sales/(purchases) and dividends received	(60)	(175)	(4)

Cash flow from financing activities	(4,841)	(6,467)	(3,241)

Currency translation differences relating to cash and cash equivalents	122	(128)	(1,237)

Increase/(decrease) in cash and cash equivalents	465	(854)	(20,733)

Cash and cash equivalents at beginning of period	19,130	19,984	31,752

Cash and cash equivalents at end of period	19,595	19,130	11,019

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2016 (pages 122 to 127) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2016 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016
Third-party revenue
Integrated Gas	8,419	7,031	5,679
Upstream	1,609	1,418	1,922
Downstream	61,752	56,300	40,929
Corporate	16	18	24
Total third-party revenue	71,796	64,767	48,554

Inter-segment revenue
Integrated Gas	805	1,087	743
Upstream	8,661	8,218	5,037
Downstream	726	796	331
Corporate	—	—	—

CCS earnings
Integrated Gas	1,822	28	905
Upstream	(530)	35	(1,350)
Downstream	2,580	1,575	1,700
Corporate	(410)	(566)	(456)
Total	3,462	1,072	799

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RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016
Income/(loss) for the period	3,644	1,608	455
Current cost of supplies adjustment:
Purchases	(217)	(633)	398
Taxation	60	173	(120)
Share of profit/(loss) of joint ventures and associates	(25)	(76)	66

	(182)	(536)	344

CCS earnings	3,462	1,072	799

3.	Earnings per share

EARNINGS PER SHARE

	Quarters
	Q1 2017	Q4 2016	Q1 2016
Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	3,538	1,541	484
Weighted average number of shares used as the basis for determining:
Basic earnings per share (million)	8,154.8	8,101.8	7,173.4
Diluted earnings per share (million)	8,222.9	8,170.1	7,230.4

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	47,791,678	—	4	—	4

At March 31, 2017	4,476,695,491	3,745,486,731	378	309	687

At January 1, 2016	3,990,921,569	2,440,410,614	340	206	546
Scrip dividends	65,704,048	—	5	—	5
Shares issued	218,728,308	1,305,076,117	17	103	120

At March 31, 2016	4,275,353,925	3,745,486,731	362	309	671

1.	Share capital at March 31, 2017 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 24, 2016, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €185 million (representing 2,643 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2017, and the end of the Annual General Meeting to be held in 2017, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2017	37,311	154	84	1,644	(27,895)	11,298
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	3,242	3,242
Scrip dividends	(4)	—	—	—	—	(4)
Share-based compensation	—	—	—	(510)	—	(510)

At March 31, 2017	37,307	154	84	1,134	(24,653)	14,026

At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,108	1,108
Scrip dividends	(5)	—	—	—	—	(5)
Shares issued	33,930	—	—	—	—	33,930
Share-based compensation	—		—	(381)		(381)

At March 31, 2016	37,323	154	84	1,277	(21,372)	17,466

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.	Derivative contracts and debt excluding finance lease liabilities

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

DERIVATIVE CONTRACTS

$ million	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016
Included within:
Trade and other receivables – non-current	482	405	1,250
Trade and other receivables – current	4,956	5,957	12,297

Trade and other payables – non-current	3,094	3,315	1,369
Trade and other payables – current	5,387	6,418	11,026

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2016, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2017 are consistent with those used in the year ended December 31, 2016, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016
Carrying amount	76,925	77,617	68,723
Fair value[1]	80,087	80,408	71,903

1.	Mainly determined from the prices quoted for these securities

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DEFINITIONS

A.	Earnings on a current cost of supplies basis attributable to shareholders

CCS earnings is defined in Note 2 “Segment information” to the Interim Statements in this Report. CCS earnings attributable to Royal Dutch Shell plc shareholders excludes the non-controlling interest share of CCS earnings and is reconciled to income/(loss) attributable to Royal Dutch Shell plc shareholders as follows.

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016
Income/(loss) attributable to Royal Dutch Shell plc shareholders	3,538	1,541	484
CCS adjustment	(182)	(536)	344
CCS adjustment attributable to non-controlling interest	25	27	(14)

CCS adjustment attributable to Royal Dutch Shell plc shareholders	(157)	(509)	330

CCS earnings attributable to Royal Dutch Shell plc shareholders	3,381	1,032	814

B.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown below.

IDENTIFIED ITEMS AFTER TAX

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016
Divestment gains/(losses)	197	1,061	163
Impairments	(1,525)	(293)	(613)
Fair value accounting of commodity derivatives and certain gas contracts	504	(239)	(382)
Redundancy and restructuring	(45)	(48)	(54)
Impact of exchange rate movements on tax balances	535	(433)	574
Other	(67)	(811)	(525)

Impact on CCS earnings	(401)	(763)	(837)

Of which:
Integrated Gas	641	(879)	(89)
Upstream	(1,070)	(19)	87
Downstream	91	236	(310)
Corporate	(63)	(101)	(525)

Impact on CCS earnings attributable to non-controlling interest	(28)	—	(98)

Impact on CCS earnings attributable to shareholders	(373)	(763)	(739)

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit and joint ventures and associates” on the Consolidated Statement of Income. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Definition G).

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts of the aforementioned are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Integrated Gas and Upstream segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as certain provisions for onerous contracts or litigation.

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises capital expenditure, exploration expense excluding well write-offs, new investments in joint ventures and associates, new finance leases and investments in Integrated Gas, Upstream and Downstream securities, all of which on an accruals basis. In 2016, it also included the capital investment related to the acquisition of BG Group plc.

The reconciliation of “Capital expenditure” to “Capital investment” is as follows.

$ million	Quarters
	Q1 2017	Q4 2016	Q1 2016
Capital expenditure	4,306	5,714	5,324
Capital investment related to the acquisition of BG Group plc	—	—	52,904
Investments in joint ventures and associates	194	527	332
Exploration expense, excluding exploration wells written off	157	416	224
Finance leases	41	215	414
Other	22	41	(223)

Capital investment	4,720	6,913	58,975
Of which:
Integrated Gas	805	1,145	22,824
Upstream	2,854	3,490	35,038
Downstream	1,046	2,251	1,092
Corporate	15	27	21

D.	Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, reported in “Cash flow from investing activities”, adjusted onto an accruals basis and for any share consideration received or contingent consideration recognised upon divestment, as well as proceeds from the sale of interests in entities while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.), which are included in “Change in non-controlling interest” within “Cash flow from financing activities”.

With effect from January 1, 2017, consideration received in the form of shares is valued and included in this measure upon completion of the divestment transactions, instead of when these shares are disposed of. This change in timing of recognition enables Shell to better evaluate its progress against its divestment programme. The share or contingent consideration is not remeasured thereafter, including if and when the shares received are eventually disposed of, or contingent consideration is realised. Comparative information for 2016 has been adjusted to include the share consideration received upon the divestments of Shell’s interests in the Deep Basin and Gundy acreages (Canada) and the Brutus TLP and Glider subsea production system (USA), both in the fourth quarter 2016.

In future periods, the proceeds from any disposal of shares received as divestment consideration, and proceeds from realisation of contingent consideration, will be included in “Cash flow from investing activities”.

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The reconciliation of “Proceeds from sale of property, plant and equipment and businesses” to “Divestments” is as follows.

$ million	Quarters
	Q1 2017	Q4 2016[1]	Q1 2016
Proceeds from sale of property, plant and equipment and businesses	122	1,306	46

Proceeds from sale of joint ventures and associates	1	1,411	16
Share and contingent consideration	—	275	—
Proceeds from sale of interests in entities while retaining control	—	289	421
Other adjustments	(94)	(3)	2

Divestments	29	3,278	485
Of which:
Integrated Gas	12	47	16
Upstream	17	1,480	38
Downstream	—	1,747	427
Corporate	—	4	4

1.	Comparative information has been adjusted to include share consideration received upon divestments.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

$ million	Q1 2017	Q4 2016	Q1 2016
Income for current and previous three quarters	7,966	4,777	(1,882)
Interest expense after tax	3,268	2,730	799

Income before interest expense	11,234	7,507	(1,083)

Capital employed – opening	278,887	222,500	212,662
Capital employed – closing	284,382	280,987	278,887

Capital employed – average	281,635	251,744	245,775

ROACE	4.0%	3.0%	-0.4%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

$ million	Q1 2017	Q4 2016	Q1 2016
CCS earnings excluding identified items	9,386	7,185	9,261

Capital employed – average	281,635	251,744	245,775
ROACE on a CCS basis excluding identified items	3.3%	2.9%	3.8%

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is calculated as follows.

$ million	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016
Current debt	8,620	9,484	7,868
Non-current debt	83,009	82,992	73,005

Total debt[1]	91,629	92,476	80,873
Less: Cash and cash equivalents	(19,595)	(19,130)	(11,019)

Net debt	72,034	73,346	69,854

Add: Total equity	192,753	188,511	198,014

Total capital	264,787	261,857	267,868

Gearing	27.2%	28.0%	26.1%

1.	Included finance lease liabilities of $14,704 million at March 31, 2017, $14,859 million at December 31, 2016, and $12,150 million at March 31, 2016.

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G.	Operating expenses

Operating expenses is a measure of Shell’s total operating expenses performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

$ million	Q1 2017	Q4 2016	Q1 2016
Production and manufacturing expenses	6,658	6,703	6,765
Selling, distribution and administrative expenses	2,412	2,912	3,106
Research and development	212	280	243

Operating expenses	9,282	9,895	10,114

Less identified items:
Redundancy and restructuring charges	(73)	(51)	(69)
Provisions	(28)	—	(160)
BG acquisition costs	—	—	(422)

	(101)	(51)	(651)

Underlying operating expenses	9,181	9,844	9,463

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities” as shown on page 6.

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CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2016 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, May 4, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

May 4, 2017

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Linda Szymanski, Company Secretary

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

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APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2017

•	Cash and cash equivalents increased to $19.6 billion at March 31, 2017, from $19.1 billion at December 31, 2016.

•	Cash flow from operating activities was an inflow of $9.5 billion for the first quarter 2017, compared with an inflow of $0.7 billion for the same period last year. The increase of $8.8 billion was driven by higher oil, gas and LNG prices, higher volumes and favourable working capital movements.

•	Cash flow from investing activities was an outflow of $4.3 billion for the first quarter 2017, compared with an outflow of $16.9 billion for the same period last year. The decrease of $12.6 billion is explained by the acquisition of BG in 2016.

•	Total current and non-current debt decreased to $91.6 billion at March 31, 2017, compared with $92.5 billion at December 31, 2016. No debt was issued in the first quarter 2017 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $2.7 billion in the first quarter 2017, compared with $2.3 billion in the first quarter 2016. In addition, $1.2 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the first quarter 2017, compared with $1.5 billion in the first quarter 2016.

•	Dividends of $0.47 per share are announced on May 4, 2017, in respect of the first quarter 2017. These dividends are payable on June 26, 2017. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2016 for additional information on the dividend access mechanism.

•	Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at March 31, 2017. This information is derived from the Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
Mar 31, 2017

Equity attributable to Royal Dutch Shell plc shareholders	190,817

Current debt	8,620
Non-current debt	83,009
Total debt[A]	91,629
Total capitalisation	282,446

[A]	Of the total carrying amount of debt at March 31, 2017, $76.5 billion was unsecured and $15.1 billion was secured, and $62.0 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2016: $62.4 billion).

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RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2012, 2013, 2014, 2015, 2016 and the three months ended March 31, 2017:

	$ million
	Three months ended March 31	Years ended December 31
	2017	2016	2015	2014	2013	2012
Pre-tax income from continuing operations before income from joint ventures and associates	2,172	2,061	(1,480)	22,198	26,317	41,564
Total fixed charges	1,173	3,508	2,495	2,113	1,710	1,712
Distributed income from joint ventures and associates	776	3,820	4,627	6,902	7,117	10,573
Interest capitalised	(154)	(725)	(839)	(757)	(762)	(567)
Total earnings	3,967	8,664	4,803	30,456	34,382	53,282
Interest expensed and capitalised	997	2,736	1,795	1,522	1,412	1,461
Interest within rental expense	176	772	700	591	298	251
Total fixed charges	1,173	3,508	2,495	2,113	1,710	1,712
Ratio of earnings to fixed charges	3.38	2.47	1.93	14.41	20.11	31.12

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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